September 3, 2010
VIA EDGAR
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mellissa Duru, Special Counsel
Re:	Potash Corporation of Saskatchewan Inc. Schedule 14D-9 Filed August 23, 2010 Amendments to Schedule 14D-9 August 23, 26 and 31, 2010 File No.: 5-44283
Dear Ms. Duru:
     We refer to the comment letter dated August 31, 2010 from the Staff concerning the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended through the date hereof, the “Schedule 14D-9”) filed by Potash Corporation of Saskatchewan Inc. (the “Company”). Concurrently with the filing of this letter, the Company is filing Amendment No. 4 to the Schedule 14D-9 to reflect the amendments to the Schedule 14D-9 described herein.
     The responses to the Staff’s comments in its August 31, 2010 letter are provided below in the order in which the comments were set out in such letter and are numbered correspondingly. The Staff’s comments, indicated by bold text, are followed by the responses of the Company.
Schedule 14D-9
Directors’ Circular
Analysis and Reasons for the Potash Board’s Conclusion and Recommendation, page 2
1.	Throughout the Circular and letter to shareholders you present your predictions regarding the Company’s future performance, prospects for growth and assumptions regarding future industry and market characteristics. Please revise the recommendation statement, inclusive of

Ms. Mellissa Duru
U.S. Securities and Exchange Commission
September 3, 2010

disclosure accompanying graphics and/or tabular presentations, to clarify wherever applicable, that Potash cannot be assured of its future performance or future market and industry trends. Further, please clarify that historical performance and/or trends are not an assurance of future performance. This comment applies to disclosure on pages 4-7.

Response:
     Throughout the Directors’ Circular, the Company sought to clearly identify opinions and beliefs of the Board as such to avoid any confusion on the part of readers between statements of fact and statements of belief or opinion. Nonetheless, in accordance with the Staff’s comment, the Company has revised pages 4, 5, 6 and 7 of Exhibit (a)(1) to the Schedule 14D-9 to clarify, where appropriate, that there can be no assurance of the Company’s future performance or future market and industry trends and that historical performance and trends are not an assurance of future performance.
2.	We refer to disclosure on page 10 in which you state that it “is conceivable that if the company were able to utilize its full operational capability of 17 million tonnes by 2015, it could generate in excess of $10 billion of EBITDA from potash sales alone.” Please set forth the basis for this statement. Also, if a reasonable factual basis exists for the statement, please include further context to the disclosure by acknowledging there is no assurance that the company would be able to utilize its full operational capability and set forth all the limitations that may reasonably be expected to affect such ability. Also disclose any assumptions that you have made regarding prices and supply and demand for potash that would impact the $10 billion figure cited.

Response:
      In accordance with the Staff’s comment, the Company has revised page 10 of Exhibit (a)(1) to the Schedule 14D-9 to describe the basis for the Company’s statement that it could generate in excess of $10 billion of EBITDA from potash sales and to disclose the material assumptions that the Company has made regarding prices and supply and demand for potash. The Company has also revised page 10 of Exhibit (a)(1) to the Schedule 14D-9 to acknowledge there can be no assurance that the Company will be able to utilize its full operational capability and to describe the limitations that may reasonably be expected to affect such capability.
3.	Please revise to clearly state that all estimates and statements regarding the potential value of strategic equity investments are solely the opinion of the Board and/or management. Further, please set forth all assumptions underlying the market valuation approach, inclusive of the trading multiples, EBITDA and/or earnings variables that support the statements made. Also, with a view toward revised disclosure, advise us of the names

Ms. Mellissa Duru
U.S. Securities and Exchange Commission
September 3, 2010

of the relevant companies, the number of shares the company owns in each company and the price per share as quoted on each relevant stock exchange.

Response:
     In accordance with the Staff’s comment, the Company has revised page 8 of Exhibit (a)(1) to the Schedule 14D-9 to clarify that all estimates and statements regarding the potential value of strategic equity investments are solely the opinion of the Company’s board of directors and management. The Company has also revised the Schedule 14D-9 to set forth the relevant assumptions underlying the market valuation approach.
     The Company supplementally advises the Staff that the Company holds 1,547,500,141 shares of Sinofert Holdings Limited, 63,879,695 series A shares of Sociedad Quimica y Minera and 20,343,192 series B shares of Sociedad Quimica y Minera, 23,294,614 shares of Arab Potash Company and 176,088,630 shares of Israel Chemicals Ltd. As of August 20, 2010, the closing price of Sinofert Holdings Limited on the Hong Kong Stock Exchange was US$0.5376 (making the aggregate market value of the investment approximately $0.8 billion at that date), the closing price of the series A shares of Sociedad Quimica y Minera on the Santiago Stock Exchange was US$47.5041 and the closing price of the series B shares of Sociedad Quimica y Minera on the Santiago Stock Exchange was US$42.9278 (making the aggregate market value of the investment approximately $3.9 billon at that date), the closing price of Arab Potash Company on the Amman Stock Exchange was US$45.1658 (making the aggregate market value of the investment approximately $1.1 billion at that date) and the closing price of Israel Chemicals Ltd. on the Tel Aviv Stock Exchange was US$13.1898 (making the aggregate market value of the investment approximately $2.3 billion at that date).
4.	Further to our comment above. Please advise us of whether the data presented reflects all the company’s strategic equity investments versus a select few.

Response:
     The Company hereby supplementally advises the Staff that the data presented on pages 8 and 9 of Exhibit (a)(1) to the Schedule 14D-9 reflects all of the Company’s strategic equity investments.

Ms. Mellissa Duru
U.S. Securities and Exchange Commission
September 3, 2010

The BHP Offer is Timed to Deprive Shareholders of Full Value, page 10
5.	Clarify that while it is the Board’s belief, there is no assurance of Potash’s future profitability and/or predicted market trends.

Response:
     In accordance with the Staff’s comment, the Company has revised page 11 of Exhibit (a)(1) to the Schedule 14D-9 to clarify that there can be no assurance of the Company’s future profitability or predicted market trends.
Potash Corp’s Financial Advisors have Each Provided a Written Opinion..., page 13
6.	Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Response:
     With respect to the disclosure contained in the Schedule 14D-9 pertaining to the Company’s discussions with the financial advisors and the analyses and presentation materials used by the financial advisors, consideration was given to the line item requirements of Schedule 14D-9, the disclosures otherwise contained in the Schedule 14D-9 and customary practice in situations of this nature. The Company has determined that further disclosure is not specifically required by any line item of Schedule 14D-9 and that such information would not constitute material information otherwise requiring disclosure pursuant to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A. The financial advisors’ opinions expressly set forth the qualifications, limitations and assumptions relevant to the opinions. Moreover, as disclosed on pages ii and iii of Exhibit (a)(1) to the Schedule 14D-9, the financial advisors’ opinions were only one of numerous factors that the Company’s board of directors considered in making its recommendation. In this regard, the Company does not believe that providing additional disclosure regarding such opinions would be material to a shareholder’s understanding of the reasons considered by the board of directors in determining to reject the offer.
     The Company also believes that summarizing discussions with the financial advisors or providing the financial advisors’ written analyses and presentation materials could be detrimental to shareholders. The financial advisors’ written analyses and presentation materials include a discussion of valuation metrics concerning the Company, the identity of potential bidders and other confidential information. The

Ms. Mellissa Duru
U.S. Securities and Exchange Commission
September 3, 2010

Company’s negotiating leverage in exploring alternative transactions with third parties that maximize shareholder value could be adversely affected if summaries of the analyses of the financial advisors or copies of the presentation materials were made public.
     In light of the foregoing, the Company believes that it has satisfied its obligation to furnish material information that may be necessary to make the required statements within the Schedule 14D-9, in light of the circumstances under which they are made, not misleading, and does not believe any additional disclosure is necessary.
Superior Offers or Other Alternatives are Expected to Emerge, page 13
7.	We note reference throughout the materials of the discussions being pursued with third parties. Supplementally advise the staff of the number of third parties with whom the company is currently in negotiations and the status of such negotiations. We may have further comment.
8.	Please revise to disclose the type of “value enhancing alternatives” that are being discussed with third parties.

Response:
     In response to comments 7 and 8, the Company notes that the Instruction to Item 1006(d)(1) of Regulation M-A states that “[i]f an agreement in principle has not been reached at the time of filing, no disclosure under paragraph (d)(1) of this section is required of the possible terms of or the parties to the transaction if in the opinion of the board of directors of the subject company disclosure would jeopardize continuation of the negotiations.” Pursuant to this instruction, the Company has disclosed on pages 13 and 16 of Exhibit (a)(1) to the Schedule 14D-9 that discussions are underway with a number of third parties and that the Company’s board of directors has determined that further disclosure with respect to such third parties and negotiations would jeopardize continuation of the negotiations. Due to the highly sensitive nature of the information, the Company believes that providing such information supplementally to the Staff would also jeopardize continued negotiations. Accordingly, the Company does not believe that additional disclosure is appropriate at this time. The Company hereby confirms that it will, of course, promptly and fully comply with its disclosure requirements under Regulation 14D and the securities laws generally at such time as an event occurs that requires disclosure.

Ms. Mellissa Duru
U.S. Securities and Exchange Commission
September 3, 2010

9.	Please advise us of whether the Company’s financial advisors previously considered or are currently considering any indications of interest or any value enhancing alternatives received by third parties. We may have further comment. Refer generally to Item 1006(d) of Regulation M-A.

Response:
     The Company is evaluating a wide range of strategic alternatives. The Company’s financial advisors are assisting in these efforts. However, the opinions of the financial advisors, which are included as Schedules A, B and C to Exhibit (a)(1) to the Schedule 14D-9, opine only as to the inadequacy, from a financial point of view, of the consideration offered to PotashCorp shareholders by BHP Billiton. Each of the financial advisors’ opinions states that no opinion is expressed as to the relative merits of the BHP Billiton offer in comparison to alternative strategies or transactions.
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     If you have additional questions or comments with respect to this matter, please contact me at (212) 326-3800 or, in my absence, Phil Stamatakos at (312) 269-4097.
Very truly yours,
/s/ Robert A. Profusek
Robert A. Profusek
cc:	Joseph A. Podwika, Potash Corporation of Saskatchewan Inc. William Braithwaite, Stikeman Elliott